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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934


                     FOR THE PERIOD ENDING OCTOBER 17, 1997


                         APT SATELLITE HOLDINGS LIMITED
                               (Registrant's name)


       ROOM 3111-3112, 31/F, ONE PACIFIC PLACE, 88 QUEENSWAY, HONG KONG K3
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F    X    Form 40-F
                                        -----           -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes              No   X
                                  -----           -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.


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                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

                                        APT SATELLITE HOLDINGS LIMITED



Date: October 17, 1997                  By    /s/ Qin Shen
                                           -----------------------
                                           Name:  Qin Shen
                                           Title: Director and Vice President




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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                                      A P T

                         APT SATELLITE HOLDINGS LIMITED

                (Incorporated in Bermuda with limited liability)

                                  ANNOUNCEMENT


The Company announces that it has been informed by China Aerospace Corporation ("CASC") and China Telecommunications Broadcast Satellite Corporation ("ChinaSat"), both of which are shareholders each holding a 2 per cent direct interest in the Company and approximately a 14.28 per cent interest in APT Satellite International Company Limited ("APT International") which in turn holds a 61 per cent interest in and is the controlling shareholder of the Company, that they have entered into agreements to dispose of their respective 2 per cent direct interest in the Company to Sinolike Investments Limited ("Sinolike"), a wholly owned subsidiary of China Aerospace International Holdings Limited ("CASIL"), a company the securities of which are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). CASC holds approximately 49.85 per cent of CASIL.

The Company has also been informed by Chia Tai International Telecommunication Company Limited ("Chia Tai"), another shareholder of APT International, that Telecom Holding Company Limited, its sole shareholder, has entered into an agreement with Sinolike to dispose of its entire interest in Chia Tai. Chia Tai holds approximately a 14.28 per cent interest in APT International and a 2 per cent interest in the Company. Further details for the above transactions are set out in a separate announcement of the same date herewith issued by CASIL.

Upon completion of the above transactions, Sinolike will indirectly (through Chia Tai) hold approximately a 14.28 per cent interest in APT International and will be directly interested in a 4 per cent and indirectly (through Chia Tai) interested in a further 2 per cent of the Company.

The trading of the shares of the Company on the Stock Exchange has been suspended since 2:30 p.m. 15th October, 1997 at the request of the Company due to the above transactions and an application has been made by the Company to the Stock Exchange to resume the trading of the shares of the Company with effect from 10:00 a.m. on 17th October 1997.

                                          By Order of the Board
                                                Brian Lo
                                           Company Secretary

Hong Kong, 16th October, 1997

* For identification purposes only